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                        UNITED STATES                          OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION          -----------------------
                   WASHINGTON, D.C. 20549                OMB Number:   3235-0236
                         FORM N-54C                      Expires: April 30, 1997
                                                         Estimated average
                                                         burden hours per
                                                         response. . . . .  1.00
                                                         -----------------------

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
           SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
      FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Sherry Lane Growth Fund, Inc.
     ---------------------------------------------------------------------------
Address of Principal Office:  320 South Boston, Suite 1000, Tulsa, OK 74103-3703
                            ----------------------------------------------------
Telephone Number (including area code):  (918) 584-7272
                                       -----------------------------------------
File Number under the Securities Exchange Act of 1934:  814-180 and 33-96108
                                                      --------------------------

     In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

   ------
   | A. | The company has never made a public offering of its securities; does ------ not have more than 100 security holders for purposes of section
          3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

     B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

     C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company.
          Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

     D. The company has changed the nature of its business so as to cease to be a business development company, and such charge was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

     E. The company has filed a notice of registration under section 8 of the Act. State the filing date of the company's notice of registration (Form N-8A) under the Act.

     F. Other. Explain the circumstances surrounding the withdrawal of election.


                                   SIGNATURE

Form of Signature:

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Tulsa and the state of Oklahoma on the 16th day of February, 1998.

[SEAL]                             Signature  Sherry Lane Growth Fund, Inc.
                                              ---------------------------------
                                                    (Name of Company)

                                          By  /s/ Barry M. Davis
                                              ---------------------------------
                                               (Name of director, officer or
                                                 general partner signing on
                                                   behalf of the company)

Attest: /s/ Elmer C. Wilkening                Barry M. Davis, Chairman and Chief
        -----------------------------         ----------------------------------
                (Name)                            (Title) Executive Officer

        Elmer C. Wilkening, Secretary
        -----------------------------
                 (Title)

SEC 1938 (10-94)


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                                A D D E N D U M


PART I

On behalf of Sherry Lane Growth Fund, Inc., Form N-54C and an application pursuant to Rule 477 of Regulation C requesting withdrawal from registration have been forwarded to the Commission's Washington, D.C. office.

/s/ Barry M. Davis         (Signature)
--------------------------------------
Barry M. Davis
Chairman and Chief Executive Officer
                              (Title)
-----------------------------


       Feb. 16, 1998          (Date)
-----------------------------

********************************************************************************

PART II
-------

On behalf of Sherry Lane Growth Fund, Inc., I represent that, since the effective date of registration of such entity:

  (1)    it has not been, and is not now operational;

  (2)    it has not had, and does not now have, any shareholders or assets;*

  (3) it has not maintained, and does not now maintain, books and records subject to inspection by the Commission

I further represent that this information is true and correct and may be relied upon by the Commission with respect to the conduct of its investment company/business development company examinations and all other purposes.

/s/ Barry M. Davis          (Signature)
---------------------------
Barry M. Davis

Chairman and Chief Executive Officer
                            (Title)
---------------------------

       Feb. 16, 1998        (Date)
---------------------------

*other than $20,000 initial capital contributed by James A. O'Donnell, the founding shareholder, which assets, to the extent not spent, were returned to him when the company was dissolved on March 27, 1997.